

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 16, 2008

By facsimile to (203) 798-0147 and U.S. Mail

Mr. Kevin T. Dunphy
Chief Financial Officer
Aduromed Industries, Inc.
3 Trowbridge Drive
Bethel, CT 06801

Re: Aduromed Industries, Inc.
        Registration Statement on Form S-1
        Filed September 26, 2008
        File No. 333-153681

Dear Mr. Dunphy:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that officers and directors and more than 10% stockholders are offering for resale approximately 266,744,359 shares of common stock in this offering, representing approximately 47.5 % of your outstanding shares and 111.8% of your outstanding public float. Please provide us your legal analysis why such an offering would not constitute a

primary offering on your behalf and make you ineligible to conduct the offering on a delayed or continuous basis under Rule 415.

2.   We note that Aduromed is registering for resale 171,319,771 shares of common stock issuable upon exercise of warrants and 19,068,998 shares of common stock issuable upon exercise of options, totaling 190,388,769 shares of common stock. We also note that your public float is approximately 352,800,000 (from Yahoo Finance). Given the size of the offering of 190,388,769 shares of common stock underlying warrants and options relative to your outstanding public float, the transaction appears to be a primary offering. Since Aduromed is ineligible to make a primary offering on Form S-3, Aduromed is ineligible to make an at the market offering under Rule 415 of Regulation C under the Securities Act. Thus Aduromed should revise the registration statement to reduce significantly the size of the shares of common stock underlying warrants and options being offered by the selling securityholders relative to the number of outstanding shares of common stock held by non-affiliates. Alternatively, you should revise the registration statement:

- To state that the selling securityholder will sell at a fixed price per share for the duration of the offering.

- To provide the determination of offering price disclosure required by Item 505 of Regulation S-K.

- To state clearly that all of the selling securityholders are underwriters.

3.   Additionally, in post-effective amendment 4 to the registration statement on Form S-1 declared effective on September 18, 2008, we note that Aduromed registered 24,377,359 shares of common stock issuable upon exercise of warrants and 10,388,024 shares of common stock issuable upon exercise of options, totaling 34,765,383 shares of common stock. We also note that one of the selling securityholders in the previous offering is selling in this offering and that several affiliates of selling securityholders in this offering sold in the previous offering. Please note that we will treat as a *different transaction* any registration statement that registers securities for sale by a selling securityholder after the later of:

- 60 days after the time that the selling securityholder and its affiliates have resold substantially all of the securities registered for sale under a prior registration statement; or

- Six months after the effective date of a prior registration statement for the same selling security holder or its affiliates.

4.   We would consider any unsold shares of common stock underlying warrants and options from post-effective amendment 4 as being offered also at this time. Thus when reducing the size of the shares of common stock underlying warrants and options being offered by the selling stockholders relative to the number of outstanding shares of common stock held by non-affiliates in this registration statement, include any unsold shares of common stock underlying warrants and options from post-amendment 4 in making the calculation.

5.   Include a table of contents as required by Item 502(a) of Regulation S-K.

6.   As applicable, consider the financial statements' updating requirements. See Item 16 of Form S-1 and Article 8-08 of Regulation S-X. As appropriate, revise disclosures throughout the registration statement to reflect the updated financial statements. For example, refer to the risk factors and management's discussion and analysis of financial condition and results of operations sections.

Registration Statement's Facing Cover Page

7.   You indicate that Aduromed's SIC code number is 3590. Since our EDGAR system's records indicate that Aduromed's SIC code number is 4955, please revise or advise.

Market for Our Common Stock, page 10

8.   We note inclusion of "NASD" when referencing the OTC Bulletin Board in the first sentence. References to the OTC Bulletin Board should not include "NASD." Correct and accurate terminology when referencing the OTB Bulletin Board is:

        •   OTC Bulletin Board.

        •   Quoted on the OTC Bulletin Board.

        Please refer to General Question 5 under "Frequently Asked Questions (FAQs)" on the OTC Bulletin Board's website, and revise.

Director Compensation, page 26

9.   The table omits the "Total ($)" column as required by Item 402(r)(1) of Regulation S-K. See Item 11(l) of Form S-1 and Release No. 33-8876, effective February 4, 2008, and revise. We note that this column was required also by Item 402(f)(1) of Regulation S-B before Regulation S-B was repealed by Release No. 33-8876.

Executive Compensation, page 26

10.   The summary compensation table omits the "Total ($)" column as required by Item
        402(n)(1) of Regulation S-K. See Item 11(l) of Form S-1 and Release No. 33-8876,
        effective February 4, 2008, and revise. We note that this disclosure was required also by
        Item 402(b)(1) of Regulation S-B before Regulation S-B was repealed by Release No.
        33-8876.

11.   Provide the outstanding equity awards at fiscal year end table as required by Item 402(p)
        of Regulation S-K. See Item 11(l) of Form S-1 and Release No. 333-8876, effective
        February 4, 2008. We note that this disclosure was required also by Item 402(d)(1) of
        Regulation S-B before Regulation S-B was repealed by Release No. 33-8876.

Selling Holders, page 31

12.   The calculation of registration fee table and the table here indicate that the total number
        of shares being registered is 423,455,440. Based on the number of shares to be offered
        by each selling securityholder as shown in the table here, we calculate that the total
        number of shares being registered is 434,255,440. Please revise or advise.

13.   Identify the transactions in which the selling securityholders received the securities being
        registered for resale.

14.   For a beneficial owner that is a legal entity, identify by footnote or otherwise the natural
        person or persons having sole or shared voting and investment control over the securities
        held by the beneficial owner. See Questions 140.01 and 140.02 under Section 140 in our
        July 3, 2008 "Regulation S-K Compliance & Disclosure Interpretations" that is available
        on the Commission's website at http:// www.sec.gov.

15.   As appropriate, revise the footnote disclosure to the table to include the term of the
        warrants.

16.   If a selling securityholder is a broker-dealer or an affiliate of a broker-dealer, tell us
        whether the selling securityholder acquired its securities as compensation for
        underwriting activities. Unless a broker-dealer acquired the securities as compensation
        for underwriting activities, Aduromed must identify the broker-dealer as an underwriter
        in the prospectus. Language such as "may be deemed to be" an underwriter is
        unacceptable if the selling securityholder is a broker-dealer.

17.   If a selling securityholder is a broker-dealer's affiliate, include disclosure that this
        broker-dealer's affiliate:

- Purchased in the ordinary course of business the securities to be sold.

- Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Aduromed is unable to make the representations noted above in the prospectus, Aduromed must state in the prospectus that the selling securityholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if he selling securityholder is an affiliate of an underwriter that cannot make these representations.

18.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants and options that you have registered for resale, using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants and on the date of the issuance of the options.

19.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling securityholders could realize as a result of any discount for the securities underlying the warrants and options, presented in a table with the following information disclosed separately:

  o   the market price per share of the securities underlying the warrants on the date of the sale of the warrants and on the date of the issuance of the options;

  o   the exercise price per share of the underlying securities on the date of the sale of the warrants, using the price per share established in the warrants;

  o   the exercise price per share of the underlying securities on the date of the issuance of the options, using the price per share established in the option grant;

  o   the total possible shares underlying the warrants and options;

  o   the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

- o the combined market price of the total number of shares underlying the options, calculated by using the market price per share on the date of the issuance of the options and the total possible shares underlying the options;

- o the total possible shares the selling securityholders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling securityholders may receive;

- o the total possible shares the selling securityholders may receive and the combined exercise price of the total number of shares underlying the options calculated by using the exercise price on the date of the issuance of the options and the total possible number of shares the selling securityholders may receive;

- o the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total conversion price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date; and

- o the total possible discount to the market as of the date of the issuance of the options, calculated by subtracting the total conversion price on the date of the issuance of the options from the combined market price of the total number of shares underlying the options on that date.

If there are provisions in the warrants and options that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

20. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the gross proceeds paid or payable to Aduromed in the warrant transactions and the resulting net proceeds to Aduromed.

21. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing the number of shares outstanding before the warrant and option transactions that are held by persons other than the selling securityholders, affiliates of Aduromed, and affiliates of the selling securityholders.

22.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether, based on information obtained from the selling securityholders, any selling securityholder has an existing short position in Aduromed's common stock and, if any selling securityholders has an existing short position in Aduromed's stock, the following additional information:

  o   the date on which each such selling securityholder entered into that short position; and

  o   the relationship of the date on which each such selling securityholder entered into that short position to the date of the announcement of the warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the warrant transactions, before the filing or after the filing of the registration statement, etc.).

Legal Matters, page 38

23.   Counsel's address as shown here differs from that shown on the registration statement's facing page. Please reconcile the addresses.

Undertakings, page II-3

24.   Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

25.   Since the Rule 430B undertaking is inapplicable to this offering, please remove the undertaking under (b)(ii).

Exhibit Index

26.   The exhibit index omits exhibit 5 containing the legal opinion filed with the registration statement. Please revise.

27.   The exhibit index lists exhibit 10.14 as an exhibit and indicates that the exhibit is incorporated by reference from a Form 8-K filed in 2006. Include the exhibit number of the exhibit incorporated by reference from the Form 8-K, and state the date in 2006 on which the Form 8-K was filed.

28.   The exhibit list includes an asterisk after exhibit 10.15 to indicate that the exhibit has been filed with the registration statement. Since exhibit 10.15 was not filed with the registration statement, please revise.

Exhibit 23.1

29.   Include an updated consent of Aduromed's independent public accountant in any amendment to the registration statement.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Sean S. Macpherson, Esq.
     Macpherson Counsel LLP
     168 Sunset Hill Road
     Redding, CT 06896